UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                      No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                      No  ☒

NORTEL INVERSORA S.A.

Item

1.	English translation of letter to the Comisión Nacional de Valores (National Securities Commission) dated September 28, 2015, regarding resignation of Alternate Director

Item 1

NORTEL INVERSORA S.A.

Buenos Aires, September 28, 2015

Mr. Cristian Girard

President

Comisión Nacional de Valores (CNV or National Securities Commission)

Dear Sir,

Re: Resignation of Alternate Director

Art. 8, Section II, Chapter III. Title II of the Regulations (NT 2013)

As Officer in Charge of Market Relations of Nortel Inversora S.A. (“Nortel” or the “Company”), I hereby notify you that on September 28, 2015, Mr. Dionisio Dima has submitted his resignation as Alternate Director of the Company, effective as of the same date.

Pursuant to the contents of the respective letter, the resignation is based on “personal reasons”.

The Board of Directors of Nortel will consider Mr. Dima’s resignation at its next meeting.

Without further ado, I take this opportunity to greet you sincerely.

María Blanco Salgado

Officer in Charge

of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: September 28, 2015	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations